UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger

[ ] Liquidation

[] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of the form and complete verification at the end of the form.)

[_] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Federated Enhanced Treasury Income Fund

3. Securities and Exchange Commission File No.: 811-22098

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[x] Initial Application [_] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Federated Investors Funds

4000 Ericsson Drive

Warrendale, PA 15086-7561

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Alice Helscher

Federated Investors Funds

4000 Ericsson Drive

Warrendale, PA 15086-7561

724.720.8835

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:

Registrant –

Federated Investors Funds

4000 Ericsson Drive

Warrendale, PA 15086-7561

Iron Mountain Information Management, LLC

745 Atlantic Avenue
Boston, MA 02111

Administrator –

Federated Administrative Services

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

Investment Adviser –

Federated Investment Management Company

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

Custodian –

The Bank of New York Mellon

One Wall Street

New York, NY 10286

Transfer Agent and Dividend Disbursing Agent –

Computershare, Inc.

250 Royall Street
Canton, MA 02021

8. Classification of fund (check only one):

[x] Management company;

[_] Unit investment trust; or

[_] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[] Open-end [x] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Adviser:

Federated Investment Management Company

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

Sub-Adviser:

Dix Hills Partners, LLC

50 Jericho Quadrangle

Suite 117

Jericho, NY 11753

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Wells Fargo Securities LLC

375 Park Avenue

New York, NY 10152

UBS Securities LLC

299 Park Avenue

New York, NY 10171

Raymond James & Associates, Inc.

880 Carillon Parkway

Tower 3, 5th Floor

St. Petersburg, FL 33716

13. If the fund is a unit investment trust ("UIT") provide: Not applicable

(a) Depositor's name(s) and address(es):

(b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[_] Yes [x] No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes [_] No

If Yes, state the date on which the board vote took place: August 14, 2015

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes [_] No

If Yes, state the date on which the shareholder vote took place: October 12, 2015

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[x] Yes [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions: October 23, 2015

(b) Were the distributions made on the basis of net assets?

[x] Yes [_] No

(c) Were the distributions made pro rata based on share ownership?

[x] Yes [_] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

[_] Yes [_] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

Has the fund issued senior securities?

[_] Yes [x] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

[x] Yes [_] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[_] Yes [x] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

[_] Yes [x] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed.

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[_] Yes [_] No

21. Does the fund have any outstanding debts (other than face amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[_] Yes [x] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $133,645
(ii)	Accounting expenses: $10,000
(iii)	Other expenses (list and identify separately)

Proxy printing: $8,593

Proxy mailing: $9,327

Proxy solicitation/tabulation: $225

(iv)	Total Expenses (sum of lines (i) – (iii) above): $161,790

(b) How were those expenses allocated?

Federated Enhanced Treasury Income Fund (“Acquired Fund”) paid expenses and to the extent any costs were incurred after October 23, 2015, Federated Enhanced Treasury Income Fund, a portfolio of Federated Income Securities Trust, an open-end investment company, (“Acquiring Fund”) paid the expenses.

(c) Who paid those expenses?

The Acquired Fund and Acquiring Fund paid expenses.

(d) How did the fund pay for unamortized expenses (if any)?

There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[_] Yes [x] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[_] Yes [x] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[_] Yes [x] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger: Federated Enhanced Treasury Income Fund, a portfolio of Federated Income Securities Trust

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-4577

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File Date: September 15, 2015
SEC Accession No.: 0001623632-15-001378
Form Type: 497(c)

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Federated Enhanced Treasury Income Fund (ii) she is the Assistant Secretary of Federated Enhanced Treasury Income Fund and iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

_/s/ Kary A. Moore

Kary A. Moore

Assistant Secretary, Federated Enhanced Treasury Income Fund